Exhibit 99.1

WESTERN COPPER AND GOLD PROVIDES POSITIVE METALLURGICAL UPDATE

VANCOUVER, BC, Feb. 13, 2025 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) is pleased to announce results from a supplemental metallurgical program (the "Metallurgical Program") for its wholly owned Casino Copper-Gold Project ("Casino").

The Metallurgical Program used drill core composites of material representing potential mill feed taken from the 2023 diamond drilling program with more variable copper, gold, and molybdenum levels than had been tested in previous drill campaigns and from a broader period of planned mining.

Attractive Recoveries – Standard processing methods continue to produce good recoveries for copper and gold, consistent with previous metallurgical work. The program achieved significantly higher recoveries for molybdenum (approximately 90% in hypogene material versus overall 71% in the Feasibility Study).

High Grade Concentrates with Low Impurities – Casino would produce a high gold grade copper concentrate and a separate molybdenum concentrate. Both are expected to be highly marketable given the very low levels of impurities.

Further Potential Upside – Primary grind size for Casino is expected to be 210μm which compares quite favorably versus other similar projects.  Initial coarse particle separation tests, conducted during this program, suggest an opportunity to further increase primary grind size without sacrificing recoveries.

"The latest metallurgical testing complements the work released in 2023 and now creates a fairly comprehensive picture of the attractive recoveries and metallurgical characteristics of the Casino Project. The project has the ability to produce highly sought after, high-grade concentrates into a market experiencing significant tightness, especially for cleaner concentrates such as those from Casino." said Sandeep Singh, President and CEO.

Metallurgical Program

The outline of the Metallurgical Program and the review of the results were developed by Western's Technical and Sustainability Committee, which is comprised of members from Western, Rio Tinto and Mitsubishi Materials.

The fifteen composites of approximately 200 kg were subjected to detailed mineralogy, comminution testing, flotation testing and detailed analysis of copper concentrates. Composite preparation and all metallurgical test work was completed at ALS Metallurgy in Kamloops, B.C.

Table 1 shows the analysis of the composites and their associated lithology, either Supergene Sulphide (SUS) or Hypogene (HYP). The target composition was achieved for all composites except Composite 14, which contained very low grades and was subject to limited testing. Composite 8 was also excluded from the results below, as it was intentionally selected as an outlier to maximize deleterious content.

Casino has two main copper-gold zones, the Supergene Sulphide Zone which represents about 25% of the resource and the Hypogene Zone, which represents about 70% of the resource. The remaining 5% of the resource is represented by oxide materials.

Table 1 – Composites Used in Metallurgical Program

Composite	Zone	Cu	Cu (WAS)[1]	Au	Mo
		( %)	( %)	(g/t)	( %)
1	SUS	0.26	0.023	0.40	0.015
2	HYP	0.10	0.001	0.12	0.002
3	SUS	0.29	0.016	0.38	0.018
4	HYP	0.26	0.005	0.35	0.021
5	HYP	0.17	0.003	0.20	0.013
6	HYP	0.12	0.002	0.13	0.008
7	SUS	0.25	0.025	0.25	0.005
8	HYP	0.25	0.003	0.31	0.013
9	HYP	0.24	0.003	0.34	0.027
10	HYP	0.16	0.003	0.18	0.015
11	SUS	0.29	0.036	0.17	0.029
12	SUS	0.37	0.046	0.44	0.029
13	SUS	0.31	0.071	0.40	0.011
14	HYP	0.06	0.004	0.08	0.009
15	SUS	0.22	0.025	0.16	0.004
1Cu (WAS) is the percentage of copper in the composite determined by weak acid soluble copper analysis

Flotation Test Results

Casino proposes using flotation to produce saleable copper-gold and molybdenum concentrates using an industry standard process flowsheet. Gold values are expected to be recovered within a copper concentrate and be payable under typical copper concentrate smelting terms and molybdenum is separated from a bulk copper-molybdenum concentrate to produce separate copper and molybdenum concentrates.

Table 2 depicts metallurgical recoveries obtained for hypogene composites using locked cycle testing. Hypogene samples demonstrate consistently high copper recoveries and very good quality copper concentrates. An average molybdenum recovery to a bulk copper-molybdenum concentrate of 90%, significantly higher than previous testing, was achieved for the hypogene composites without including Composite 2, which had a very low molybdenum head grade.

Table 2 – Summary of Locked-Cycle Flotation Results for Hypogene Composite Samples

Composite	Copper Concentrate Grade		Recoveries to Concentrate
	Cu (%)	Au (g/t)	Cu (%)	Mo (%)	Au (%)
2	24.4	16.1	85.5	54.3	53.7
4	27.7	27.3	87.8	90.2	63.2
5	26.2	21.7	86.9	90.9	61.7
6	26.9	20.0	87.5	84.9	60.7
9	28.2	27.2	88.8	94.5	63.0
10	26.5	23.3	82.9	89.9	53.3

Table 3 shows locked cycle test results for supergene sulphide samples. Copper concentrate grade does not appear to be significantly impacted when processing supergene sulphide weathered materials. The reduction in overall copper recovery in flotation is a function of the weak acid soluble copper content (shown in Table 1) and is in line with previous test work. Molybdenum and gold recoveries are similar to previous test work.

Table 3 – Summary of Locked-Cycle Flotation Results for Supergene Sulphide Composite Samples

Composite	Copper Concentrate Grade		Recoveries to Concentrate
	Cu (%)	Au (g/t)	Cu (%)	Mo (%)	Au (%)
1	26.7	32.2	76.5	74.2	58.8
3	28.8	32.8	77.0	85.3	59.6
7	19.3	13.5	83.4	74.3	62.5
11	27.6	13.5	79.6	76.4	57.6
12	27.7	26.2	87.0	86.7	62.9
13	18.1	17.8	73.6	86.4	58.6
15	27.4	20.9	71.0	34.4	58.6

Copper Concentrate Quality

The flotation concentrates produced from Casino continue to demonstrate very good grades in terms of copper and gold, as well as low levels of potential penalty elements. Table 4 shows a summary of copper concentrates produced from the recent test work, including key elements relevant to smelter terms. Average values for penalty elements, including As, Sb, Hg and F are shown to be well below typical smelter contract terms.

Table 4 – Casino Concentrate Analysis

Composite	Copper Concentrate Grades		Smelter Sensitive Elements
	Cu (%)	Au (g/t)	As (%)	Sb (%)	Hg (g/t)	F (g/t)
1	26.7	32.2	0.01	0.00	0.33	50
2	20.3	13.6	0.17	0.09	0.12	140
3	28.8	32.8	0.02	0.00	0.04	70
4	29.1	26.5	0.01	0.00	0.02	60
5	29.7	22.3	0.01	0.00	0.02	60
6	29.4	18.7	0.03	0.01	0.03	60
7	19.3	13.5	0.20	0.06	0.59	70
9	30.1	28.7	0.34	0.09	0.13	90
10	26.2	22.1	0.07	0.17	0.23	90
11	27.6	13.5	0.01	0.00	0.23	70
12	27.7	26.2	0.18	0.11	0.47	100
13	18.1	17.8	0.03	0.01	0.27	70
15	27.4	20.9	0.18	0.05	0.86	290

Coarse Particle Separation Testing

A hypogene master composite was prepared for coarse particle flotation to test the impact on recoveries while increasing the primary grind size. In a single test, the grind size was increased from the project baseline of 210μm to 292μm with no significant change in overall copper and gold recoveries, and a small reduction in molybdenum recovery. The initial testing was promising and warrants future testing and evaluation.

Qualified Persons

The metallurgical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 Standards of Disclosures for Minerals Projects of the Canadian Securities Administrators ("NI 43-101") and supervised, reviewed, and verified by Jeffrey B. Austin, P.Eng., President of International Metallurgical and Environmental Inc., a "Qualified Person" as defined by NI 43-101.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino project, using internationally recognized responsible mining technologies and practices.

On behalf of the board,

"Sandeep Singh"

Sandeep Singh
President and CEO
Western Copper and Gold Corporation

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions. Such forward-looking statements herein include statements regarding the expected metallurgical performance, the marketability of the concentrates, the potential for further process optimization through grind size adjustments, and the broader market outlook for copper and molybdenum concentrates. These statements are based on current test results and interpretations, which may evolve as further metallurgical work is conducted.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the risk of unforeseen challenges in advancing the Casino project, potential impacts on operational continuity, changes in general market conditions that could affect the Company's performance; and other risks and uncertainties disclosed in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure documents.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to current metallurgical test results being representative of future recoveries, the availability of market demand for copper and molybdenum concentrates, and such other assumptions and factors as set out herein, and in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure document.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, other factors may cause results to be materially different from those anticipated, described, estimated, assessed or intended. These forward-looking statements represent the Company's views as of the date of this news release. There can be no assurance that any forward-looking statements will be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not intend to and does not assume any obligation to update forward-looking statements other than as required by applicable law.

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For further information: For more information, please contact: Cameron Magee, Director, Investor Relations & Corporate Development, Western Copper and Gold Corporation, 437-219-5576 or cmagee@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 16:30e 13-FEB-25